

December 16, 2010

Michael H. Braun
Chief Executive Officer
21st Century Holding Company
3661 West Oakland Park Boulevard
Suite 300
Lauderdale Lakes, FL 33311

> **Re:** **21st Century Holding Company**
> **Form 10-K**
> **Filed March 26, 2010**
> **File No. 000-25001**

Dear Mr. Braun:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Signatures, page 129</u>

1. It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K. If Peter J. Prygelski, III, your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacity and that you will include such title in signature section of your next Form 10-K. Alternatively, if Mr. Prygelski was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign your Form 10-K. See Instruction D.2(a) of Form 10-K for further information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director